# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: InterPrivate Investment Partners V, Inc., CIK 0002105274
CUSIP: G49097101
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 1350 Avenue of the Americas, 2nd Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/05/2026
Filed by CIK 0002105175
Persons authorized to receive notices and communications: Ahmed Fattouh, 1350 Avenue of the Americas, 2nd Floor, New York, New York (NY), 10019, (212) 920 -0125

## Reporting persons
- InterPrivate Acquisition Management V LLC (CIK 0002105175): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,396,250; shared voting power 0; sole dispositive power 5,396,250; shared dispositive power 0; aggregate amount beneficially owned 5,396,250 (21% of the class)
  Comment: (1) Includes 365,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 5,031,250 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Ordinary Shares" in the Issuer's registration statement on Form S-1 (File No. 333-295323). The 365,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-third of one redeemable warrant), acquired pursuant to a Private Placement Units Purchase Agreement by and between InterPrivate Acquisition Management V LLC (the "Sponsor") and the Issuer.
  
  (2) Excludes 121,667 Class A Ordinary Shares which are issuable upon the exercise of 121,667 warrants included in the private placement units.
- IPAM (M) V LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,396,250; shared voting power 0; sole dispositive power 5,396,250; shared dispositive power 0; aggregate amount beneficially owned 5,396,250 (21% of the class)
  Comment: Comment for Type of Reporting Person:
  
  (1) Includes 365,000 of the Issuer's Class A Ordinary Shares and 5,031,250 of the Issuer's Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Ordinary Shares" in the Issuer's registration statement on Form S-1 (File No. 333-295323). The 365,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-third of one redeemable warrant), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer.
  
  (2) The Sponsor is the record holder of the shares reported herein. Mr. Fattouh controls the sole managing member of the Sponsor, IPAM (M) V LLC. Consequently, Mr. Fattouh may be deemed to share voting and dispositive control over the founder shares held by the Sponsor, and thus to share beneficial ownership of such securities. Mr. Fattouh disclaims any beneficial ownership of any securities held by the Sponsor except to the extent of his pecuniary interest therein.
  
  (3) Excludes 121,667 Class A Ordinary Shares which are issuable upon the exercise of 121,667 warrants included in the private placement units.
- Ahmed Fattouh (CIK 0001801366): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,396,250; shared voting power 0; sole dispositive power 5,396,250; shared dispositive power 0; aggregate amount beneficially owned 5,396,250 (21% of the class)
  Comment: (1) Includes 365,000 of the Issuer's Class A Ordinary Shares and 5,031,250 of the Issuer's Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Ordinary Shares" in the Issuer's registration statement on Form S-1 (File No. 333-295323). The 365,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-third of one redeemable warrant), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer.
  
  (2) The Sponsor is the record holder of the shares reported herein. Mr. Fattouh controls the sole managing member of the Sponsor, IPAM (M) V LLC. Consequently, Mr. Fattouh may be deemed to share voting and dispositive control over the founder shares held by the Sponsor, and thus to share beneficial ownership of such securities. Mr. Fattouh disclaims any beneficial ownership of any securities held by the Sponsor except to the extent of his pecuniary interest therein.
  
  (3) Excludes 121,667 Class A Ordinary Shares which are issuable upon the exercise of 121,667 warrants included in the private placement units.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: InterPrivate Investment Partners V, Inc.
Address of issuer's principal executive offices: 1350 Avenue of the Americas, 2nd Floor, New York, New York (NY), 10019

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

1. InterPrivate Acquisition Management V LLC ("Sponsor")
2. IPAM (M) V LLC
3. Ahmed Fattouh
Residence or business address: The business address of each of the reporting persons is: c/o InterPrivate Investment Partners V, Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019
Present principal occupation or employment: Sponsor is a private investor. IPAM (M) V LLC is a private investor. Mr. Fattouh is the Chairman and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the past five years, each of Sponsor, IPAM (M) V LLC and Mr. Fattouh has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Each of Sponsor, IPAM (M) V LLC and Mr. Fattouh has not, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sponsor is a Delaware limited liability company. IPAM (M) V LLC is a Delaware limited liability company. Mr. Fattouh is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by the reporting persons to acquire the ordinary shares reported on this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 10, 2025, the Issuer issued an aggregate of 5,031,250 Class B ordinary shares to Sponsor for an aggregate purchase price of $25,000. On June 5, 2026, the Issuer consummated its initial public offering ("IPO") and in connection with the consummation of the IPO, Sponsor purchased an aggregate of 365,000 units for an aggregate purchase price of $3,650,000, and the underwriters purchased 175,000 units at $10.00 per unit for an aggregate purchase price of $1,750,000. Each private unit purchased was comprised of one Class A ordinary share of the Issuer and one-third of one Warrant with each whole Warrant exercisable to purchase one Class A ordinary share at an exercise price of $11.50. The reporting persons made the acquisitions reported in this Schedule 13D as sponsor and officer and director of the Issuer and in support of the Issuer's business plan. The reporting persons may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including as a result of ownership of the rights referred to above. However, reporting persons do not have any other agreements to acquire additional ordinary shares at this time. As Chairmen and Chief Executive Officers of the Issuer, Mr. Fattouh is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's board of directors. Additionally, as the Issuer's business plan is to enter into a business combination, Mr. Fattouh as Chairmen and Chief Executive Officers of the Issuer, is actively involved in pursuing a suitable target for the Issuer's business combination and will be actively involved in effecting any such business combination if the Issuer's business plan is successful, which may also result in a change in the Issuer's board of directors, corporate structure or charter.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, the reporting persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of ordinary shares beneficially owned by reporting persons (on the basis of a total of 25,696,250 ordinary shares outstanding as of June 12, 2026) are as follows:

i. Sponsor: 5,396,250; 21.00%
ii. IPAM (M) V LLC: 5,396,250; 21.00%
iii. Ahmed Fattouh: 5,396,250; 21.00%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares to which Sponsor has:

i. Sole power to vote or to direct the vote: 5,396,250,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 5,396,250, and
iv. Shared power to dispose or to direct the disposition of: 0.

Number of shares to which IPAM (M) V LLC has:

i. Sole power to vote or to direct the vote: 5,396,250,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 5,396,250, and
iv. Shared power to dispose or to direct the disposition of: 0.

Number of shares to which Ahmed Fattouh has:

i. Sole power to vote or to direct the vote: 5,396,250,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 5,396,250, and
iv. Shared power to dispose or to direct the disposition of: 0.
Transactions in the class effected during the past sixty days: The reporting persons are the beneficial owners of 5,396,250 ordinary shares, or approximately 21.00%, of the Issuer's outstanding ordinary shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: During the 60 days preceding the date of this report, the reporting persons have not effected any transactions in the Issuer's ordinary shares other than as indicated in this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Sponsor is a party to a Private Placement Unit Purchase Agreement, dated June 3, 2026, by and between the Issuer and Sponsor ("Private Units Purchase Agreement"); a Registration Rights Agreement, dated June 3, 2026, by and among the Issuer and other parties thereto ("Registration Rights Agreement"); a Letter Agreement, dated June 3, 2026, by and among the Issuer and the underwriters ("Letter Agreement").

Pursuant to Private Units Purchase Agreement, Sponsor purchased an aggregate of 365,000 private placement units ("Placement Units") simultaneously with the consummation of the IPO and the over-allotment. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Private Units Purchase Agreement, which provides that such securities may not be offered, sold, pledged or otherwise transferred until 30 days after the completion of the Issuer's initial business combination, subject to certain exceptions. The description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 8, 2026 (and is incorporated by reference herein as Exhibit 10.1).

Pursuant to the Registration Rights Agreement, the initial shareholders, including Sponsor, and the other parties thereto are entitled to registration rights with respect to certain securities of the Issuer held by them. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain piggy-back registration rights with respect to registration statements filed subsequent to consummation of the Issuer's Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements. The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 8, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Pursuant to the Letter Agreement, Sponsor agreed, among other things, to vote all ordinary shares and founder shares owned by it, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer any securities of the Issuer, subject to certain exceptions, until certain periods of time set forth in the Insider Letter Agreement and that it would not seek redemption rights with respect to any ordinary shares held by it. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 8, 2026 (and is incorporated by reference herein as Exhibit 10.3).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Private Placement Units Purchase Agreement, dated as of June 3, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 8, 2026).

Exhibit 10.2 - Registration Rights Agreement, dated as of June 3, 2026, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 8, 2026).

Exhibit 10.3 - Letter Agreement, dated as of June 3, 2026, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 3, 2026).

Exhibit - 99.1 - Joint Filing Agreement, June 12, 2026, by and among the Reporting Persons.

## Signatures
- InterPrivate Acquisition Management V LLC: /s/ Ahmed Fattouh, InterPrivate Acquisition Management V LLC / Managing Manager (06/15/2026)
- IPAM (M) V LLC: /s/ Ahmed Fattouh, IPAM (M) V LLC / Manager (06/15/2026)
- Ahmed Fattouh: /s/ Ahmed Fattouh, Ahmed Fattouh / Chief Executive Officer (06/15/2026)